February 14, 2013

Suzanne Hayes,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Artisan Partners Asset Management Inc. — Registration Statement on Form S-1 (File No. 333-184686)

Dear Ms. Hayes:

On behalf of our client, Artisan Partners Asset Management Inc. (the “Company”), we enclose herewith Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”). Amendment No. 3 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated January 31, 2013, concerning the Company’s Amendment No. 2 to the Registration Statement filed on January 18, 2012 (“Amendment No. 2”), as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 3, including a version of Amendment No. 3 marked to reflect changes from Amendment No. 2, and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 3.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. As a result of changes to the Registration Statement, some page references have changed in Amendment No. 3. The page references in the Staff’s comments refer to page numbers in Amendment No. 2, and the page numbers in the Company’s responses refer to page numbers in Amendment No. 3.

Securities and Exchange Commission February 14, 2013	- 2 -

Our Business, page 1

1.	Please expand your response to the second bullet point of prior comment 4 to provide equally prominent disclosure of your net income over the related period as well as your net income for the periods presented in your financial statements.

As discussed with the Staff, the Company has not included the requested net income disclosure under “Our Business” in the Prospectus Summary because the Company believes the net income information would be unhelpful and potentially misleading in that context. Net income for the years ended December 31, 2012, 2011 and 2010 is included in the Prospectus Summary under “Summary Selected Historical and Pro Forma Consolidated Financial Data” on page 19 of Amendment No. 3. As can be seen in that context, the Company’s historical GAAP net income is highly variable ($33.8 million, $133.1 million and $42.5 million for 2012, 2011 and 2010, respectively), with most of the variation driven by the non-cash expense resulting from the change in value of Class B liability awards ($101.7 million, $(21.1) million and $79.1 million, respectively). As a result, management believes that non-GAAP net income is a more meaningful measure of the Company’s profitability. For this reason, the Company presents adjusted operating income, a non-GAAP financial measure the Company uses to evaluate its profitability that is calculated by adding the change-in-value expense (as well as distributions on the Class B liability awards) back to GAAP net income. Adjusted operating income for the three years ended December 31, 2012, 2011 and 2010 was $202.9 million, $188.9 million and $161.9 million, respectively. In addition, following the reorganization transactions and offering, the Company will no longer record as compensation expense changes in value of the Class B liability awards or distributions on the Class B liability awards. Because the Company’s historical GAAP net income is so greatly affected by the non-cash expense discussed above, which expense will no longer be incurred after the offering, the Company believes that it would be inappropriate to provide the net income information in the Prospectus Summary under “Our Business” without the more detailed disclosure included later in the Summary.

Use of Proceeds, page 78

2.	We note that you have removed the payment of $56 million in bonuses to portfolio managers from the Use of Proceeds discussion. We also note your statement on page 123 that Artisan Partners Holdings intends to make the payment prior to consummation of the offering. However, it appears that the payments will be made in connection with the offering. We also note that your pro forma financial information gives effect to the impact of the bonus payments. Please provide us with your analysis regarding inclusion of the bonus payments in the Use of Proceeds section, including whether the payments will be made regardless of whether you conduct the offering and reorganization transactions.

Securities and Exchange Commission February 14, 2013	- 3 -

The payment of the $56 million in bonuses will be made to the portfolio managers upon the earliest to occur of the Company’s initial public offering, a sale of the business or a sale of the current general partner, Artisan Investment Corporation. In light of the fact that the Company is proceeding with the initial public offering, it plans to pay the bonus in advance of the closing of the offering with cash on hand at that time. The entire payment will be made prior to the Company receiving any proceeds from the offering, and the economic impact of the payment will be borne by the Company’s pre-offering partners: the amount of pre-offering retained profits otherwise to be distributed to the pre-offering partners will be reduced by $56.8 million. (The Company has also revised its disclosure in Amendment No. 3 to provide for the final calculated amount of the bonus payments which is approximately $56.8 million.) Because the payment will be made as a result of and in connection with the offering, the Company has expanded its Use of Proceeds disclosure on pages 16 and 79 of Amendment No. 3 to provide the timing and source of funding of the payment. Consistent with the approach the Company has taken with respect to the $56.8 million in bonuses, the Company has also revised the Use of Proceeds disclosure to clarify that the first distribution of pre-offering retained profits it intends to make in connection with the offering will be made prior to the consummation of the offering out of cash on hand.

Transactions with Private Fund, page 189

3.	Please revise your disclosure in the first sentence to clarify “certain of our employees” or to disclose the names of the related persons and the basis upon which these persons are related.

The Company has revised its disclosure on page 185 of Amendment No. 3 to provide the names of the related persons who are investors in the private investment partnership and the basis upon which those persons are related. The related persons are Andrew Ziegler (the Company’s Executive Chairman) and his wife, Carlene Ziegler, and Eric Colson (the Company’s Chief Executive Officer). The related persons are limited partners in the partnership and, as a group, have an interest of less than 10% in the partnership. The other investors in the partnership are employees of the Company who are not “related persons” as that term is defined in Item 404 of Regulation S-K.

Securities and Exchange Commission February 14, 2013	- 4 -

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Sam B. Sellers at (212) 558-3382 or by email (sellerss@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile (212-291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin

(Enclosures)

cc:	Jeanne Baker

Aslynn Hogue

Sasha Pechenik

Michael Seaman

(Securities and Exchange Commission)

Janet D. Olsen

(Artisan Partners Asset Management Inc.)

Mark J. Menting

Sam B. Sellers

Meredith L. Lazarus

(Sullivan & Cromwell LLP)